Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 10, 2011

Relating to Preliminary Prospectus dated October 26, 2011

Registration No. 333-171300

This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus dated October 26, 2011 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-171300) relating to these securities. The most recent amendment to such Registration Statement can be accessed through the following link: http://sec.gov/Archives/edgar/data/1126234/000104746911009373/a2206330zs-1a.htm

The following information supplements and updates the information contained in the Preliminary Prospectus. This free writing prospectus amends certain information in the Preliminary Prospectus primarily to reflect an increase in the size of the offering by 700,000 shares of common stock, an increase in the over-allotment option by 105,000 shares of common stock, a decrease in the price of our initial public offering to $7.00 per share and certain other changes. In the Preliminary Prospectus, we proposed to offer 5,500,000 shares of our common stock at an estimated price range of between $10.00 and $12.00 per share with an over-allotment option of 825,000 shares of common stock. Unless the context indicates otherwise, as used in this free writing prospectus, the terms “we,” “us” and “our” refer to NewLink Genetics Corporation.

Common stock offered	6,200,000 shares (or 7,130,000 shares if the underwriters’ overallotment option is exercised in full)

Public offering price	$7.00 per share

Common stock to be outstanding after this offering	20,582,002 shares (or 21,512,002 shares if the underwriters’ overallotment option is exercised in full)

Potential purchases by existing stockholder

Stine Seed Farm, Inc., an existing stockholder, has indicated an interest in purchasing up to $15 million of the shares of common stock to be sold in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to this stockholder, or this stockholder may determine to purchase more, less or no shares in this offering.

Use of proceeds

We estimate that the net proceeds from our issuance and sale of 6,200,000 shares of common stock in this offering will be approximately $37.5 million (or approximately $43.5 million if the underwriters’ over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets. We intend to use approximately $12.0 million of the net proceeds from this offering to fund to completion our Phase 3 clinical trial and related development activities for HyperAcute Pancreas, approximately $18.0 million to fund clinical and related development activities for our other HyperAcute immunotherapy product candidates, approximately $5.0 million to fund clinical and related development activities for our IDO pathway inhibitor product candidates and the remainder for working capital and other general corporate purposes. Our other HyperAcute immunotherapy product candidates have either started or completed Phase 1 clinical trials or completed the patient enrollment portion of Phase 2 clinical studies. Our IDO pathway inhibitor product candidates are in Phase 1 clinical trials and in multiple Phase 1/2 clinical trials. We intend to use the net proceeds from this offering to fund the completion of each of these ongoing studies. Although it is difficult to predict future liquidity requirements, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents and marketable securities, will allow us to fund our operations through at least the end of 2013.

This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures depend on numerous factors, including the ongoing status and enrollment and site participation rates of, standard of care applicable to and results from clinical trials and other studies, as well as any strategic collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending use of the proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, investment-grade and interest-bearing instruments.

Pro forma as adjusted balance sheet data

Based on the public offering price of $7.00 per share, as of June 30, 2011, on a pro forma as adjusted basis, cash, cash equivalents and certificates of deposit would have been approximately $48.8 million, working capital would have been approximately $40.7 million, total assets would have been approximately $54.8 million and total equity would have been approximately $44.9 million.

Pro forma as adjusted capitalization

Based on the sale of 6,200,000 shares of our common stock at the public offering price of $7.00 per share, as of June 30, 2011, on a pro forma as adjusted basis, additional paid-in capital would have been approximately $116.4 million and total equity and total capitalization would have been approximately $44.9 million.

Dilution

Based on the public offering price of $7.00 per share, our pro forma as adjusted net tangible book value as of June 30, 2011 would have been $44.9 million, or $2.18 per share. This represents an immediate increase in pro forma net tangible book value per share of $1.66 to existing stockholders and immediate dilution of $4.82 in pro forma net tangible book value per share to new investors purchasing common stock in this offering.

If the underwriters exercise their over-allotment option, the pro forma as adjusted net tangible book value will increase to $2.37 per share, representing an immediate increase to existing stockholders of $1.85 per share and an immediate dilution of $4.63 per share to new investors.

If any shares are issued upon exercise of outstanding options or warrants, new investors will experience further dilution.  If all our outstanding stock options and outstanding warrants had been exercised as of June 30, 2011, assuming the treasury stock method, our pro forma net tangible book value as of June 30, 2011 would have been approximately $7.4 million or $0.46 per share of our common stock, and the pro forma net tangible book value after giving effect to this offering would have been $2.00 per share, representing additional dilution in our pro forma net tangible book value per share to new investors of $0.18.

Registration rights

We revised the first sentence in the first paragraph under the caption entitled “Registration Rights” on page 173 of the Preliminary Prospectus to reflect an updated number of shares of common stock held by holders having registration rights. The revised sentence reads as follows:

Under an amended and restated investor rights agreement, following the completion of this offering, the holders of an aggregate of 10,317,800 shares of common stock, or their transferees, will have the right to require us to register their shares with the SEC so that those shares may be publicly resold, or to include their shares in any registration statement we file, subject to specified exemptions, conditions and limitations.

Principal stockholder

Stine Seed Farm, Inc., an existing stockholder, has indicated an interest in purchasing up to $15 million of the shares of common stock to be sold in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to this stockholder, or this stockholder may determine to purchase more, less or no shares in this offering.  If Stine Seed Farm, Inc. were to purchase all of the shares of common stock it has indicated an interest in purchasing, then the number of shares of common stock beneficially owned by Stine Seed Farm, Inc. would increase to 6,197,245 and the percentage of common stock beneficially owned by Stine Seed Farm, Inc. after this offering would increase to 30.1%.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This registration statement can be accessed through the following link: http://sec.gov/Archives/edgar/data/1126234/000104746911008688/a2201690zs-1a.htm.  Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Stifel, Nicolaus & Company, Incorporated by calling (415) 364-2720.